SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:
John M. Newell
Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On March 12, 2007, STATS ChipPAC Ltd. filed its annual report on Form 20-F which included, among other things, the following communication with respect to the proposed tender offer by Singapore Technologies Semiconductors Pte Ltd (STSPL), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings), for the remaining ordinary shares and American Depositary Shares (ADSs) in our Company that STSPL does not already own and certain convertible notes of our Company.
RECENT DEVELOPMENTS
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in our Company that STSPL does not already own (the Offer). As of January 31, 2007, STSPL owned approximately 35.56% of our outstanding ordinary shares and certain of our convertible notes. The information in the following paragraph is based on STSPL’s Offer announcement.
     The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of our outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of our outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for our outstanding $115,000,000 Convertible Notes due 2008 and $150,000,000 2.50% Convertible Notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
     STSPL stated that it will send to our security holders the Offer to Purchase, which will contain the terms and conditions of the Offer, not earlier than 14 days and not later than 21 days from the date of the Offer announcement. STSPL announced that the Offer will remain open for acceptances by security holders for a period of not less than 20 U.S. business days or 28 calendar days after the date of posting of the Offer to Purchase, whichever is the longer.
     On March 1, 2007, we announced that our board of directors will appoint an independent financial adviser to advise the directors of our Company who are regarded as independent for the purposes of the Offer under the Singapore Code on Take-Overs and Mergers (Take-Over Code) (Special Committee). On March 3, 2007, our board of directors formed the Special Committee to review and consider the Offer and such other strategic alternatives available to our Company as the Special Committee may deem appropriate. The recommendations to security holders by our Special Committee and the reasons for those recommendations will be set forth in a circular of our Company (which will also contain the advice of the independent financial adviser appointed by our Special Committee) and our Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (SEC). Following their publication, these documents can be obtained without charge at www.sec.gov, www.sgx.com and www.statschippac.com. Our security holders should read these filings as they will contain important information about the Offer, our board of director’s recommendations, the advice of the independent financial adviser and other related matters.
     We expect to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources in connection with the matters described above. It is not possible to accurately predict the amount of money or internal resources that will be required in connection with these matters. Due to the additional costs expected to be incurred in connection with these matters, we may not be able to achieve the net income and net income per ADS guidance for the first fiscal quarter of 2007 that we had provided in our earnings release on January 25, 2007. Further, while we are dealing with these matters, we may not be able to provide any guidance on our future quarterly results of operations.
Risk Factors relating to the Offer
The announcement by Temasek Holdings’ subsidiary, STSPL , of a proposed tender offer to purchase all of our outstanding ordinary shares and ADSs may cause disruptions in our business, which could have a material adverse effect on our business and operations.
     Our customers, suppliers or other strategic partners, in response to the announcement by STSPL, a wholly-owned subsidiary of Temasek Holdings, of its intention to launch a tender offer to purchase all of our outstanding ordinary shares and ADSs and certain of our outstanding convertible notes, as described above under “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”, may terminate or cancel their existing relationships with us, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on our business and operations. Similarly, our current and prospective employees may experience uncertainty about their future roles with our Company, which may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel.
Litigation may arise in connection with the proposed tender offer by STSPL, which could negatively impact our business and our results of operations.
     Litigation may arise against, among others, our Company and our directors and officers alleging, among others, breaches of fiduciary duties relating to the proposed tender offer by STSPL. There can be no assurance as to the outcome of any such litigation (if it arises) and the impact on our business and results of operations. Any such litigation, with or without merit, could substantially divert the attention of management and resources in general. In addition, the cost of defending any such litigation, even if resolved favorably, could be substantial.
Our substantial indebtedness could adversely affect our financial health.
     We have a substantial amount of indebtedness. As of December 31, 2006, we had total indebtedness of $762.9 million, consisting of $365.0 million of unsecured senior notes, $318.1 million of unsecured convertible notes (of which $161.5 million were senior convertible notes and $150.0 million were subordinated convertible notes), $79.2 million of senior secured debt (including capital lease obligations) and $0.6 million of unsecured short-term debt. In addition, we are permitted to incur additional debt under the terms of our existing debt.
     Our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations by:
•	increasing our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	placing us at a competitive disadvantage relative to our competitors that have less leverage; and

•	limiting, along with the financial and other restrictive covenants in the indebtedness, our ability to borrow additional funds.
     In addition, the holders of our various notes may, in certain circumstances, including a change in control of our Company, in each case as defined in the respective indenture relating to such notes, require us to redeem all or a portion of the holders’ notes. STSPL’s proposed tender offer for the remaining shares in our Company that STSPL does not already own, as described above under “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”, if consummated, would result in a change in control of our Company as defined in the indenture relating to our $150.0 million of 2.5% convertible subordinated notes due 2008. In such an event, holders of our 2.5% convertible subordinated notes due 2008 will have the right to require us to repurchase all or a portion of their notes. Further, holders of our $115.0 million of zero coupon convertible notes due 2008 may require us to repurchase all or a portion of the holders’ convertible notes on November 7, 2007. In any such events, or at maturity of each series of notes, we may not have sufficient funds or we may not be able to arrange financing on terms that are acceptable to us or at all or to obtain waivers of prohibitions from lenders under our other financing arrangements to make the required purchase or redemption. If we do not have sufficient funds or are unable to obtain adequate financing or waivers to repurchase or redeem such notes, we will be in default under the terms of those notes.